# SCHEDULE 14A INFORMATION

**Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No.      )**

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# Aspect Medical Systems, Inc.

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# ASPECT MEDICAL SYSTEMS, INC.
**141 Needham Street**
**Newton, Massachusetts 02464**

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## NOTICE OF 2002 ANNUAL MEETING OF STOCKHOLDERS
**To Be Held On May 21, 2002**

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To our stockholders:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Aspect Medical Systems, Inc. will be held on Tuesday, May 21, 2002 at 9:00 a.m., local time, at the offices of Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109. At the meeting, stockholders will consider and vote on the following matter:

1. The election of three (3) members to our board of directors to serve as Class II directors, each for a term of three years.

The stockholders will also act on any other business that may properly come before the meeting or any adjournment thereof.

Stockholders of record at the close of business on April 8, 2002 are entitled to notice of and to vote at the annual meeting. Your vote is important regardless of the number of shares you own. Our stock transfer books will remain open for the purchase and sale of our common stock.

We hope that all stockholders will be able to attend the meeting in person. However, in order to ensure that a quorum is present at the meeting, please date, sign and promptly return the enclosed proxy card whether or not you expect to attend the meeting. A postage-prepaid envelope, addressed to EquiServe, Inc., our transfer agent and registrar, has been enclosed for your convenience. If you attend the meeting, your proxy will, upon your written request, be returned to you and you may vote your shares in person.

All stockholders are cordially invited to attend the meeting.

By Order of the Board of Directors,

J. NEAL ARMSTRONG
*Secretary*

Newton, Massachusetts
April 19, 2002

**WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND PROMPTLY MAIL IT IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES AT THE ANNUAL MEETING. NO POSTAGE NEED BE AFFIXED IF THE PROXY CARD IS MAILED WITHIN THE UNITED STATES.**

# ASPECT MEDICAL SYSTEMS, INC.
**141 Needham Street**
**Newton, Massachusetts 02464**

## PROXY STATEMENT

**for the 2002 Annual Meeting of Stockholders**
**to be held on May 21, 2002**

The enclosed proxy card is solicited by the board of directors of Aspect Medical Systems, Inc. for use at the Annual Meeting of Stockholders to be held on Tuesday, May 21, 2002 at 9:00 a.m., local time, at the offices of Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109.

All proxies will be voted in accordance with the instructions contained in those proxies. If no choice is specified, the proxies will be voted in favor of the matters set forth in the accompanying Notice of Meeting. Any proxy may be revoked by a stockholder at any time before it is exercised by delivery of written revocation to our Secretary or by appearing at the meeting and voting in person.

Our Annual Report to Stockholders for the fiscal year ended December 31, 2001 is being mailed to stockholders with the mailing of these proxy materials on or about April 19, 2002.

**A copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2001 as filed with the Securities and Exchange Commission, except for exhibits, will be furnished without charge to any stockholder upon written or oral request to our Investor Relations Department, Aspect Medical Systems, Inc., 141 Needham Street, Newton, Massachusetts 02464, telephone: (617) 559-7000.**

### Voting Securities and Votes Required

Stockholders of record at the close of business on April 8, 2002 will be entitled to notice of and to vote at the annual meeting. On that date, 17,840,206 shares of our common stock were issued and outstanding. We have no other securities entitled to vote at the meeting.

Each share of common stock entitles the holder to one vote with respect to all matters submitted to stockholders at the meeting. The representation in person or by proxy of at least a majority of the shares of common stock entitled to vote at the meeting is necessary to establish a quorum for the transaction of business.

Directors are elected by a plurality of votes cast by stockholders entitled to vote at the meeting. Any other matters submitted to our stockholders would require the affirmative vote of the majority of shares present in person or represented by proxy at the meeting. The votes will be counted, tabulated and certified by a representative of EquiServe, Inc., who will serve as the inspector of elections at the meeting.

Shares which abstain from voting as to a particular matter, and shares held in "street name" by brokers or nominees who indicate on their proxy cards that they do not have discretionary authority to vote such shares as to a particular matter, which we refer to as "broker non-votes", will not be considered as present and entitled to vote with respect to a particular matter. Accordingly, neither abstentions nor broker non-votes will have any effect upon the outcome of voting with respect to any matters voted on at the annual meeting.

Stockholders may vote in person or by proxy. Execution of a proxy will not in any way affect a stockholder's right to attend the meeting and vote in person. Any stockholder voting by proxy has the right to revoke the proxy at any time before it is exercised by giving written notice to our Secretary prior to the meeting, or by giving our Secretary a duly executed proxy card bearing a later date than the proxy being revoked at any time before that proxy is voted, or by appearing at the meeting and voting in person. The shares represented by all properly executed proxies received in time for the meeting will be voted as specified in those proxies. If a stockholder does not specify in the proxy card how the shares are to be voted, they will be voted in favor of the election as directors of those persons named in this proxy statement and in favor of any other items that may properly come before the meeting.

**Householding of Annual Meeting Materials**

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of our proxy statement or Annual Report to Stockholders may have been sent to multiple stockholders in each household. We will promptly deliver a separate copy of either document to any stockholder upon written or oral request to our Investor Relations Department, Aspect Medical Systems, Inc., 141 Needham Street, Newton, Massachusetts 02464, telephone: (617) 559-7000. Any stockholder who wants to receive separate copies of the proxy statement or Annual Report to Stockholders in the future, or any stockholder who is receiving multiple copies and would like to receive only one copy per household, should contact the stockholder's bank, broker or other nominee record holder, or the stockholder may contact us at the above address and phone number.

## STOCK OWNERSHIP INFORMATION

The following table sets forth information regarding beneficial ownership of our common stock as of January 31, 2002 by:

- each person who owns beneficially more than 5% of the outstanding shares of our common stock,

- each of our directors,

- our chief executive officer and our four other most highly compensated executive officers on December 31, 2001, and

- all of our directors and executive officers as a group.

The number of shares of common stock beneficially owned by each person or entity is determined in accordance with the rules of the Securities and Exchange Commission, or SEC, and includes voting or investment power with respect to shares of our common stock. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, shares of our common stock issuable under stock options exercisable on or before April 1, 2002 and issuable pursuant to outstanding warrants are deemed beneficially owned for computing the percentage ownership of the person holding the options or warrants, but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under community property laws. Unless otherwise indicated, the address of all directors and executive officers is c/o Aspect Medical Systems, Inc., 141 Needham Street, Newton, Massachusetts 02464. The inclusion of any shares deemed beneficially owned in this table does not constitute an admission of beneficial ownership of those shares.

| Name and Address of Beneficial Owner | Number of Shares Beneficially Owned(1) | Percentage of Common Stock Beneficially Owned |
|---|---|---|
| **5% Stockholders** | | |
| Capital Group International, Inc.(2) <br> 11100 Santa Monica Boulevard <br> Los Angeles, CA 90025 | 2,123,300 | 11.9% |
| Capital Research and Management Company(3) <br> 333 South Hope Street <br> Los Angeles, CA 90071 | 1,237,000 | 7.0 |
| One Liberty Fund III, L.P.(4) <br> One Liberty Ventures <br> 150 Cambridge Park Drive <br> Cambridge, MA 02140 | 1,530,871 | 8.6 |
| QuestMark Advisers, LLC(5) <br> One South Street, Suite 800 <br> Baltimore, MD 21202 | 915,750 | 5.1 |
| T. Rowe Price Associates, Inc.(6) <br> 100 E. Pratt Street <br> Baltimore, MD 21202 | 1,657,000 | 9.3 |
| **Directors and Named Executive Officers** | | |
| J. Neal Armstrong | 304,449 | 1.7 |
| Boudewijn L.P.M. Bollen | 39,999 | * |
| Nassib G. Chamoun (7) | 687,398 | 3.8 |
| Stephen E. Coit | 46,508 | * |
| J. Breckenridge Eagle (8) | 320,572 | 1.8 |
| Edwin M. Kania, Jr. (9) | 1,545,870 | 8.7 |
| Lester John Lloyd (10) | 63,044 | * |
| Scott D. Kelley, M.D. (11) | 46,081 | * |
| Richard J. Meelia | 5,001 | * |
| Helgert van Raamt | 110,990 | * |
| Donald R. Stanski, M.D. | 59,999 | * |

| Name and Address of Beneficial Owner | Number of Shares Beneficially Owned(1) | Percentage of Common Stock Beneficially Owned |
|---|---|---|
| All directors and executive officers as a group (17 persons)(12) ........ | 3,790,342 | 20.2% |

* Less than 1% of the outstanding common stock.

(1) Includes the following number of shares of our common stock issuable upon the exercise of outstanding stock options which may be exercised on or before April 1, 2002: Mr. Armstrong: 128,542; Mr. Barrett: 55,556; Mr. Bollen: 39,999; Mr. Chamoun: 177,844; Mr. Coit: 14,999; Mr. Daly: 26,667; Mr. Devlin: 59,219; Mr. Eagle: 95,125; Mr. Floyd: 25,209; Mr. Kania:14,999; Dr. Kelley: 45,312; Mr. Lloyd: 14,999; Dr. Manberg: 102,969; Mr. Meelia: 5,001; Mr. Milinazzo: 27,500; Dr. Stanski: 49,999; Mr. van Raamt: 110,990; all directors and executive officers as a group: 994,929.

(2) This information is taken from a Schedule 13G/A filed with the SEC on February 11, 2002. According to the Schedule 13G/A, each of Capital Group International, Inc. and Capital Guardian Trust Company have sole voting power with respect to 1,617,900 shares of our common stock and sole dispositive power with respect to 2,123,300 shares of our common stock.

(3) This information is taken from a Schedule 13G/A filed with the SEC on February 11, 2002. According to the Schedule 13G/A, Capital Research and Management Company has sole dispositive power with respect to 1,237,000 shares of our common stock and SMALLCAP World Fund, Inc. has sole voting power with respect to 1,137,000 shares of our common stock.

(4) Includes 275 shares of our common stock which One Liberty Fund III, L.P. has the right to acquire upon exercise of a warrant. Mr. Kania, a director of Aspect, is a general partner of One Liberty Partners III, L.P., the general partner of One Liberty Fund III, L.P. Mr. Kania disclaims beneficial ownership of the shares held by One Liberty Fund III, L.P., except to the extent of his pecuniary interest in those shares.

(5) This information is taken from a Schedule 13G filed with the SEC on February 28, 2002. According to the Schedule 13G, Questmark Advisers, LLC is the general partner of QuestMark Partners, L.P. and QuestMark Partners Side Fund, L.P., and has sole voting and dispositive power over the shares held by each limited partnership. Also according to the Schedule 13G, QuestMark Partners, L.P. holds 777,942 shares of our common stock, which includes 77,093 shares of our common stock which QuestMark Partners, L.P. has the right to acquire upon exercise of a warrant, and QuestMark Partners Side Fund, L.P. holds 137,808 shares of our common stock, which includes 13,657 shares of our common stock which QuestMark Partners Side Fund, L.P. has the right to acquire upon exercise of a warrant.

(6) This information is taken from a Schedule 13G/A filed with the SEC on February 14, 2002. According to the Schedule 13G/A, T. Rowe Price Associates, Inc. has sole voting power with respect to 523,800 shares of our common stock and sole dispositive power with respect to 1,657,000 shares of our common stock.

(7) Includes 100,000 shares of common stock held by The Nassib G. Chamoun 1998 Irrevocable Trust, of which Mr. Chamoun disclaims beneficial ownership.

(8) Includes 35,000 shares of common stock held by Jeanne Warren Eagle as Trustee for the Trust for John Warren Eagle, of which Mr. Eagle disclaims beneficial ownership.

(9) Includes 1,530,871 shares beneficially held by One Liberty Fund III, L.P. See Note 4 above.

(10) Includes 47,974 shares of common stock and a warrant to purchase 71 shares of common stock, each held by Lester John Lloyd and/or Lynne Dewar Lloyd, Trustees or Successor Trustees under the Lloyd Trust U/A/D 10/05/88, of which Mr. Lloyd disclaims beneficial ownership.

(11) Includes 300 shares of common stock held by Scott D. Kelley and Melanie Marie Kelley, as joint tenants.

(12) Includes 346 shares of our common stock subject to outstanding warrants. See Note 4 and Note 10 above.

# ELECTION OF DIRECTORS

We have a classified board of directors consisting of three Class I Directors, three Class II Directors and two Class III Directors. At each annual meeting of stockholders, directors are elected for a full term of three years to succeed those directors whose terms are expiring. The persons named in the enclosed proxy card will vote to elect, as Class II Directors, Boudewijn L.P.M. Bollen, J. Breckenridge Eagle and Edwin M. Kania, the three director nominees named below, unless the proxy card is marked otherwise. Each Class II Director will be elected to hold office until the 2005 Annual Meeting of Stockholders and until his successor is elected and qualified.

If a stockholder returns a proxy card without contrary instructions, the persons named as proxies will vote to elect as directors the nominees named below, each of whom is currently a member of our board of directors. The nominees have indicated their willingness to serve if elected. However, if any director nominee should be unable to serve, the shares of common stock represented by proxies may be voted for a substitute nominee designated by our board of directors. Our board of directors has no reason to believe that any of the nominees will be unable to serve if elected.

For each member of our board of directors, including those who are nominees for election as Class II Directors, there follows information given by each concerning his principal occupation and business experience during the past five years, the name of other publicly held companies of which he serves as a director and his age and length of service as a director of Aspect.

No director or executive officer is related by blood, marriage or adoption to any other director or executive officer. No arrangements or understandings exist between any nominee for election as a Class II Director and any other person pursuant to which such nominee is to be selected as a nominee for election as a director.

## Nominees for Term Expiring in 2005 (Class II Directors)

**Boudewijn L.P.M. Bollen,** age 55, became a director in 1998.

*Boudewijn L.P.M. Bollen* joined Aspect as a director in 1998. Since January 2002 and from June 1998 to October 1998, Mr. Bollen served as President of International Operations of Aspect. From October 1998 to January 2002, he was a self-employed consultant. From 1986 to 1998, Mr. Bollen held several positions with Mallinckrodt, Inc., a specialty chemicals and healthcare company, and predecessor entities, including Executive Vice President for Worldwide Sales, Service and Distribution, Vice President of European Sales and Marketing and Vice President and Managing Director for Europe. From 1981 to 1986, Mr. Bollen served as Vice President of Marketing and Sales in Europe for Bentley Laboratories, Inc., a manufacturer of specialized monitoring and medical equipment.

**J. Breckenridge Eagle,** age 52, served as a director from 1988 to 1991 and from 1996 to the present.

*J. Breckenridge Eagle* joined Aspect as a director in 1988 and served until 1991. He became a director again in 1996 and has served as Chairman of the Board of Directors since that date. Mr. Eagle served as President and Chief Operating Officer of Aspect in 1996 and as a consultant to Aspect in 1995. From 1989 to 1995, he held the position of President of ECS, Inc., a medical practice management company, which he founded in 1989. From 1981 to 1988, Mr. Eagle was Chief Financial Officer, Vice President and General Manager of The Health Data Institute, Inc., a health care services company, which he co-founded.

**Edwin M. Kania,** age 44, became a director in 1995.

*Edwin M. Kania* joined Aspect as a director in 1995.  Since December 2000, Mr. Kania has served as Senior Managing Director and Chairman of Flagship Ventures, a venture capital firm, which operates One Liberty Ventures, a venture capital fund. Mr. Kania was a founding general partner and has served as a managing partner of One Liberty Ventures since 1995. Previously, he was a general partner at Morgan Holland Ventures, a predecessor entity of One Liberty Ventures, which he joined in 1985. Mr. Kania also serves as a director of Exact Sciences Corporation.

**Directors Whose Term Expire in 2003 (Class III Directors)**

**Nassib G. Chamoun,** age 39, became a director in 1987.

*Nassib G. Chamoun* is a founder of Aspect and has served as a director since 1987. Mr. Chamoun has served as President of Aspect since 1996 and Chief Executive Officer since 1995. Mr. Chamoun served as Chairman of the Board of Directors from 1987 to 1996 and as Chief Scientific Officer from 1991 to 1995. Prior to 1995, Mr. Chamoun also served as President and Chief Executive Officer at various times since founding Aspect in 1987. From 1984 to 1987, Mr. Chamoun was a fellow in cardiovascular physiology at the Lown Cardiovascular Laboratory of the Harvard School of Public Health.

**Lester John Lloyd,** age 65, served as a director from 1991 to April 1995 and from November 1995 to the present.

*Lester John Lloyd* joined Aspect as a director in 1991 and served until April 1995. He became a director again in November 1995. Since 1996, Mr. Lloyd has served as Chairman of Alere Medical Incorporated, a medical technology and service company. Mr. Lloyd was a founder and, from 1981 to 1990, served as Chief Executive Officer of Nellcor Incorporated, which develops and manufactures medical devices.

**Directors Whose Term Expire in 2004 (Class I Directors)**

**Stephen E. Coit,** age 53, became a director in 1987.

*Stephen E. Coit* joined Aspect as a director in 1987.   Mr. Coit has performed limited consulting services on behalf of Aspect during 2001 and 2002 and has been a self-employed artist since 1997. From 1995 to 1997, Mr. Coit served as a general partner of Charles River Ventures, a venture capital firm. From 1984 to 1994, Mr. Coit served as a general partner of Merrill, Pickard, Anderson & Eyre, a venture capital firm.

**Richard J. Meelia,** age 53, became a director in 2001.

*Richard J. Meelia* joined Aspect as a director in 2001. Mr. Meelia has served as President and Chief Executive Officer of Tyco Healthcare Group, a medical products company, since March 1999. From July 1995 to March 1999, he served as President of The Kendall Company, a medical products company, which was acquired by Tyco International in 1994.

**Donald R. Stanski, M.D.**, age 51, became a director in 1996.

*Donald R. Stanski* joined Aspect as a director in 1996.   Dr. Stanski has been a professor of anesthesia and medicine (Clinical Pharmacology) at Stanford University since 1979 and is an anesthesiologist/clinical pharmacologist. He served as Chair of the Department of Anesthesia at Stanford University from 1992 to 1997. From July 1998 to June 2001, Dr. Stanski served as the Vice President of Scientific and Medical Programs for Pharsight Corporation, a company which assists in the development of therapeutic products.

**Executive Officers of the Corporation**

**J. Neal Armstrong,** age 63, became an executive officer in 1996.

*J. Neal Armstrong* joined Aspect in 1996 and has served as Vice President, Chief Financial Officer, Secretary and Treasurer since that time. From 1990 to 1996, Mr. Armstrong served as Vice President of Finance, Chief Financial Officer and as a director of Haemonetics, Inc., a manufacturer of blood processing systems. From 1985 to 1990, he served as Vice President of Finance and Administration, Treasurer and Chief Financial Officer at BTU International, a manufacturer of thermal processing systems. He previously served for 14 years in senior operating and financial positions at Texas Instruments, Inc., an electronics company.

**Jeffrey L. Barrett,** age 39, became an executive officer in 1997.

*Jeffrey L. Barrett* joined Aspect in 1997 and has served as Vice President of Corporate Operations since January 2001. Mr. Barrett served as our Vice President of Manufacturing and Operations from 1997 to January 2001. From 1996 to 1997, he served as Vice President of Manufacturing at Aksys, Ltd., a developer of dialysis equipment. From 1989 to 1996, Mr. Barrett served in a variety of manufacturing and operating positions at Haemonetics, Inc., a manufacturer of blood processing systems, including as its Vice President of Operations.

**Eliot Daley,** age 65, became an executive officer in 2001.

*Eliot Daley* joined Aspect in May 2001 and has served as Vice President of Corporate Strategy since that time. Prior to joining Aspect, Mr. Daley served as President of Eliot Daley, Ltd., a healthcare strategy and marketing consulting company, from July 1998 to May 2001. From 1995 to July 1998, he held the position of Director at Arthur D. Little, a management consulting company.

**Philip H. Devlin,** age 45, became an executive officer in 1994.

*Philip H. Devlin* joined Aspect in 1990 and has served as Vice President, Technology and General Manager of Neurodiagnostics since November 2001. From 1994 to November 2001, Mr. Devlin served as Vice President of Research and Development of Aspect, and from 1990 to 1994 he held the position of Director of Product Development of Aspect. From 1984 to 1985 and 1986 to 1990, Mr. Devlin served as Software Engineer and Manager of Software Engineering at Lifeline Systems, Inc., a medical products and communications company. From 1980 to 1984, he served as Chief Biomedical Engineer at Beth Israel Hospital in Boston, Massachusetts and from 1985 to 1986 he served as Technical Marketing Engineer in the Medical Product Group of Hewlett-Packard Company, a manufacturer of computers and medical devices.

**William Floyd,** age 45, became an executive officer in 2001.

*William Floyd* joined Aspect in May 2001 and has served as Vice President of Marketing since that time. From May 2000 to May 2001, Mr. Floyd was Principal of Casco Scientific, LLC, a medical device consulting group. From August 1992 to May 2000, Mr. Floyd held a variety of positions with Boston Scientific Corporation, a manufacturer of medical devices, the most recent of which was Vice President of Marketing, Microvasive Division.

**Scott D. Kelley, M.D.**, age 43, became an executive officer in 2000.

*Scott D. Kelley* joined Aspect in July 2000 and has served as Vice President and Medical Director since that time. Prior to joining Aspect, Dr. Kelley served as an Associate Professor of Clinical Anesthesia and Director of Liver Transplant at the University of California, San Francisco Medical School from 1990 to 2000.

**Paul J. Manberg, Ph.D.**, age 47, became an executive officer in 1991.

*Paul J. Manberg* joined Aspect in 1991 and has served as Vice President of Clinical, Regulatory and Quality Assurance since 1991. From 1984 to 1990, Dr. Manberg served in a variety of clinical research positions at Serono Laboratories, a pharmaceutical company, including as Vice President, Research and Development. From 1979 to 1984, he served as a Clinical Research Scientist at Burroughs – Wellcome Company, a pharmaceutical company, and served as an Adjunct Research Scientist at the University of North Carolina.

**Alan Milinazzo,** age 42, became an executive officer in 2001.

*Alan Milinazzo* joined Aspect in May 2001 and has served as Vice President of North American Field Operations since that time. From August 2000 to March 2001, Mr. Milinazzo was Group President, Cardiology and Vascular for Northpoint Domain, Inc., a healthcare service provider. From January 2000 to August 2000, he served as General Manager, International, for Neoforma, Inc., a company that designs and operates websites that facilitate the purchase and sale of medical supplies. From February 1988 to January 2000, Mr. Milinazzo worked in the sales and marketing department of Boston Scientific Corporation, a manufacturer of medical devices.

For additional information relating to our executive officers, see the disclosure regarding Messrs. Bollen, Chamoun and Eagle set forth under the heading "Election of Directors." No arrangements or understandings exist between any executive officer and any other person pursuant to which such executive officer is to be selected as an executive officer.

For information relating to shares of our common stock owned by each of our directors, our top five most highly compensated executive officers and all directors and executive officers as a group, see the disclosure set forth under the heading "Stock Ownership Information."

## Board and Committee Meetings

Our board of directors met four times during the fiscal year ended December 31, 2001. During the fiscal year ended December 31, 2001, each of our directors attended at least 75% of the aggregate of the total number of meetings of the board of directors and the total number of meetings held by all committees of the board of directors on which he served.

We do not have a standing nominating committee or a committee performing similar functions.

The Audit Committee consists of Messrs. Coit, Kania and Lloyd, each of whom is independent, as defined by the applicable listing standards of the National Association of Securities Dealers. Mr. Coit replaced Mr. Bollen as a member of the Audit Committee effective as of January 24, 2002, when Mr. Bollen became an employee of Aspect. The Audit Committee was established for the purposes of:

- evaluating and recommending the selection of our independent auditors,

- reviewing the effectiveness of our accounting policies and practices, financial reporting and internal controls,

- reviewing any transactions that involve a potential conflict of interest,

- reviewing the scope of independent audit coverages and the fees charged by the independent accountants for audit and non-audit services, and

- reviewing the independence of the accountants from management.

The Audit Committee also reviews other matters with respect to our accounting, auditing and financial reporting practices and procedures as it may find appropriate or may be brought to its attention. The Audit Committee met four times during the fiscal year ended December 31, 2001. On July 20, 1999, our board of directors adopted a written charter for the Audit Committee.

Messrs. Coit, Kania and Dr. Stanski serve as the members of the Compensation Committee. Mr. Kania replaced Mr. Bollen as a member of the Compensation Committee effective as of January 24, 2002 when Mr. Bollen became an employee of Aspect. The Compensation Committee sets and administers the policies that govern annual compensation for our executives. The Compensation Committee approves compensation arrangements for officers, consultants and directors, including the grant of options to purchase shares of our common stock pursuant to our stock option plans or other plans that may be established. The Compensation Committee met once during the fiscal year ended December 31, 2001.

## Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and the holders of more than 10% of our common stock to file with the SEC initial reports of ownership of our common stock and other equity securities on a Form 3 and reports of changes in such ownership on a Form 4 or Form 5. Officers, directors and 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. To our knowledge, based solely on a review of our records and written representations by the persons required to file these reports, all filing requirements of Section 16(a) were satisfied with respect to our most recent fiscal year.

## Compensation of Directors

We reimburse our non-employee directors for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors or any committee of the board of directors. No director who also serves as an employee receives separate compensation for services rendered as a director. We currently have five non-employee directors on our board of directors: Mr. Coit, Mr. Kania, Mr. Lloyd, Mr. Meelia and Dr. Stanski.

Mr. Bollen, who was a non-employee director during the fiscal year ended December 31, 2001, became an employee on January 24, 2002. Mr. Bollen continues to serve as an Aspect director.

In addition, our non-employee directors are eligible to receive stock options under our 1998 Director Stock Option Plan. Our director stock option plan was initially adopted by our board of directors and stockholders in February 1998 and was subsequently amended in 1999 to increase the number of shares of common stock authorized under the plan from 100,000 to 200,000 shares. Under this plan, each non-employee director who becomes a director after April 1998 is eligible to receive a nonstatutory stock option to purchase 10,000 shares of our common stock on the date of his or her election to the board of directors. The plan also authorizes each non-employee director to receive a nonstatutory stock option to purchase 5,000 shares of our common stock on the date of each annual meeting of stockholders. All options granted under the director stock option plan are exercisable in three equal annual installments on each of the first, second and third anniversaries of the date of grant, provided that the optionee continues to serve as a director on each vesting date.

During the fiscal year ended December 31, 2001, we granted nonstatutory stock options pursuant to our director stock option plan to purchase shares of our common stock to the non-employee members of our board of directors as follows: Mr. Bollen: 5,000; Mr. Coit: 5,000; Mr. Kania: 5,000; Mr. Lloyd: 5,000; and Dr. Stanski: 5,000. The grants were made on May 22, 2001, and the exercise price for each option is $11.00 per share. On April 2, 2001, the date he was initially elected to the board of directors, Mr. Meelia received an option to purchase 10,000 shares of our common stock under the director stock option plan, and the exercise price for this option is $11.00 per share.

Also during the fiscal year ended December 31, 2001, we granted stock options to purchase shares of our common stock to the members of our board of directors who are also employees of Aspect as follows: Mr. Chamoun: 25,000; and Mr. Eagle: 17,500. The grants were made on February 21, 2001, and the exercise price for each of these options is $11.6875 per share. The options are exercisable in monthly increments over a four-year period, provided, however, that the options may not be exercised during the first six months of this vesting schedule.

Stock options granted to our directors, officers and employees typically provide that the vesting of stock options accelerates upon an acquisition event as follows:

- options held by our directors who are not officers or employees of Aspect fully accelerate and become exercisable upon the occurrence of the acquisition event,

- options held by our chief executive officer fully accelerate and become exercisable twelve months following the occurrence of the acquisition event, provided the chief executive officer remains employed by us during that time,

- options held by our executive officers other than our chief executive officer or board of directors, which we refer to as senior management, fully accelerate and become exercisable fifteen months following the occurrence of the acquisition event, provided the executive officer remains employed by us during that time, and

- options held by our employees accelerate by one year upon the occurrence of the acquisition event.

Stock options held by the members of senior management fully accelerate and become exercisable following an acquisition event, but prior to the time they would otherwise become fully vested, if the member of senior management is terminated other than for "cause" (as defined in the agreement) or leaves his or her employment for "good reason" (as defined in the agreement).

## Certain Relationships and Related Transactions

On January 24, 2002, we entered into an agreement with Mr. van Raamt, who served as our Vice President and Managing Director — International, pursuant to which Mr. van Raamt resigned his position as Managing Director of Aspect Medical Systems International B.V., our Dutch wholly-owned subsidiary, effective January 24, 2002, and will cease to serve as an employee of Aspect effective May 2, 2002. As part of this agreement, we have agreed to pay Mr. van Raamt a lump sum equal to six months' salary and a pro-rated bonus and provide for the continuation of certain benefits. Mr. van Raamt will also be permitted to retain certain office equipment. We estimate that the aggregate amount payable to Mr. van Raamt under this agreement is approximately $170,000.

In December 2000, we loaned an aggregate amount of $100,000 to Mr. van Raamt. The loan is represented by a promissory note, and bears interest at 5.6% per year. In accordance with the repayment terms of the promissory note, Mr. van Raamt paid us $5,600 on December 14, 2001, representing all outstanding interest then accrued. The remaining repayment terms require Mr. van Raamt to pay $16,667 plus interest on the outstanding amount of the loan in each of December 2002, 2003 and 2004, and the outstanding principal and interest in December 2005. As of December 31, 2001, $100,000 was due and owing under the promissory note. As part of the agreement between Aspect and Mr. van Raamt described above, the amounts due under this loan will be set-off against amounts payable to Mr. van Raamt.

In April 2001, we loaned an aggregate amount of $875,000 to Mr. Chamoun, who is one of our directors, our president and our chief executive officer. This full recourse loan is represented by a promissory note. Under the terms of the promissory note, the loan bears interest at a rate of 5.07% per year. The repayment terms require Mr. Chamoun to pay accrued interest in April 2002 and April 2003; $218,750 of principal in each of April 2004 and April 2005; and the remaining outstanding principal and interest in April 2006. Mr. Chamoun signed a pledge agreement granting Aspect a security interest in 175,000 shares of Aspect's common stock held by Mr. Chamoun as collateral for the loan.

In July 2000, we loaned an aggregate amount of $234,420 to Mr. Chamoun. The loan is represented by a promissory note. Under the terms of the promissory note, the loan bears interest at 8% per year. On June 6, 2001, Mr. Chamoun paid us $82,975 in principal and $17,035 in interest, representing all outstanding interest then accrued. The remaining repayment terms require Mr. Chamoun to pay $39,070 plus interest on the outstanding amount of the loan in each of July 2002, 2003 and 2004, and the outstanding principal and interest in July 2005. Mr. Chamoun signed a pledge agreement granting Aspect a security interest in 15,628 shares of Aspect's common stock held by Mr. Chamoun as collateral for the loan.

Mr. Chamoun also received loans from us in February 1997, May 1997 and November 1998 for an aggregate amount of $181,548. Under the terms of the February 1997 loan agreement, the loan bears interest at 5.28% per year. Mr. Chamoun signed a pledge agreement granting Aspect a security interest in 341,068 shares of Aspect's common stock held by Mr. Chamoun as collateral for the loan. The May 1997 loan agreement, represented by two promissory notes, bears interest at 5.28% per year. The November 1998 loan agreement bears interest at 5.28% per year. Mr. Chamoun signed a pledge agreement granting Aspect a security interest in 41,667 shares of Aspect's common stock held by Mr. Chamoun as collateral for the loan.

The largest aggregate amount outstanding under all of the loans made in favor of Mr. Chamoun at any time since January 1, 2001 was $1,269,315 plus interest. As of December 31, 2001, $1,159,616 plus accrued interest was due and owing under the loans made to Mr. Chamoun in 1997, 1998, 2000 and 2001.

On January 23, 2002, we entered into a consulting agreement with Mr. Coit, one of our directors. In consideration for Mr. Coit providing consulting, advisory and neurodiagnostics business planning services under the consulting agreement, we have agreed to pay Mr. Coit $3,000 per day (which amount will be proportionately less for partial days) for services performed as well as reimbursement of reasonable and necessary expenses incurred by Mr. Coit in connection with the consulting agreement. As of April 10, 2002, we have paid Mr. Coit $9,000 under the terms of the consulting agreement.

In September 1997 and April 1998, we loaned an aggregate amount of $90,000 to Mr. Barrett, our Vice President of Corporate Operations. The September 1997 loan was represented by a promissory note, and bore interest at 8% per year. On each of September 24, 1998, 1999, 2000 and 2001, we forgave payments by Mr. Barrett of $8,152, which amounts were considered and treated as compensation to Mr. Barrett. The April 1998 loan bears interest at 5.28% per year and is secured by 87,500 shares of our common stock held by Mr. Barrett which were pledged as collateral for the loan under a pledge agreement. The largest amount due under these notes during the fiscal year ended December 31, 2001 was $70,548. As of December 31, 2001, Mr. Barrett owed us an aggregate amount of $56,700.

We have adopted a policy providing that all material transactions between us and our officers, directors and other affiliates must be:

- approved by a majority of the members of our board of directors and by a majority of the disinterested members of our board of directors, and

- on terms no less favorable to us than could be obtained from unaffiliated third parties.

For executive officer compensation and option exercise information, see "Compensation of Executive Officers" and "Report of the Compensation Committee."

## Compensation of Executive Officers

*Summary Compensation Table.* The following table sets forth certain information concerning the annual and long-term compensation for services rendered to us for the fiscal years ended December 31, 2001, 2000 and 1999, of our chief executive officer and our four other most highly compensated executive officers who were serving as executive officers on December 31, 2001.

### Summary Compensation Table

| | | Annual Compensation | | | Long-Term Compensation Awards |
|---|---|---|---|---|---|
| Name and Principal Position | Fiscal Year | Salary | Bonus | Other Annual Compensation($) | Number of Securities Underlying Options |
| Nassib G. Chamoun ............. | 2001 | $250,000 | $150,000 | — | 25,000 |
| Chief Executive Officer | 2000 | $210,000 | $100,000 | — | 50,000 |
| and President | 1999 | $200,000 | $125,000 | — | 50,000 |
| J. Breckenridge Eagle ............ | 2001 | $200,000 | $ 90,000 | — | 17,500 |
| Chairman of the Board | 2000 | $185,000 | $100,000 | — | 35,000 |
| of Directors | 1999 | $175,350 | $ 85,000 | — | 25,000 |
| J. Neal Armstrong ............... | 2001 | $215,000 | $ 95,000 | — | 17,500 |
| Vice President, Chief | 2000 | $180,000 | $100,000 | — | 35,000 |
| Financial Officer, Secretary | 1999 | $171,150 | $ 85,000 | — | 25,000 |
| and Treasurer | | | | | |
| Scott D. Kelley, M.D. ............ | 2001 | $205,000 | $ 69,700 | $61,882(1) | 15,000 |
| Vice President and Medical | 2000 | $ 90,000 | $ 50,000 | — | 105,000 |
| Director | | | | | |
| Helgert van Raamt(2) ............ | 2001 | $210,000 | $ 44,446 | — | 15,000 |
| Vice President and Managing | 2000 | $200,000 | $105,000 | — | 25,000 |
| Director — International | 1999 | $190,000 | $ 90,000 | — | 17,500 |

(1) Consists of $47,863 we paid to reimburse Dr. Kelley for moving expenses and $14,019 for debt forgiveness for a loan we made to Dr. Kelley in the fiscal year ended December 31, 2000.

(2) Mr. van Raamt ceased to serve as Vice President and Managing Director – International effective as of January 24, 2002.

*Option Grants Table.* The following table sets forth certain information concerning grants of stock options to purchase shares of our common stock made to the executive officers named in the Summary Compensation Table during the fiscal year ended December 31, 2001.

### Option Grants In Last Fiscal Year

| | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Term(3) | |
| Name | Number of Securities Underlying Options Granted(#)(1) | % of Total Options Granted to Employees in Fiscal Year(2) | Exercise Price ($/Share) | Expiration Date | 5%($) | 10%($) |
|---|---|---|---|---|---|---|
| Nassib G. Chamoun........ | 25,000 | 2.72% | $11.6875 | 2/20/11 | $183,755 | $465,672 |
| J. Breckenridge Eagle ...... | 17,500 | 1.90% | $11.6875 | 2/20/11 | $128,629 | $325,970 |
| J. Neal Armstrong ......... | 17,500 | 1.90% | $11.6875 | 2/20/11 | $128,629 | $325,970 |
| Scott D. Kelley, M.D. ...... | 15,000 | 1.63% | $12.5000 | 5/27/11 | $117,918 | $298,827 |
| Helgert van Raamt......... | 15,000 | 1.63% | $11.6875 | 2/20/11 | $110,253 | $279,403 |

(1) Other than the stock option grant to Dr. Kelley (which was made on May 28, 2001), all stock options were granted on February 21, 2001. One-eighth of the shares of common stock underlying each of these stock options became exercisable six months after the date of grant, and the stock options vest monthly thereafter over a total four-year period.

(2) During the fiscal year ended December 31, 2001, we granted stock options to purchase an aggregate of 920,668 shares of our common stock to our employees, including our executive officers.

(3) Amounts reported in these columns represent amounts that may be realized upon exercise of the stock options immediately prior to the expiration of their term assuming the specified compounded rates of appreciation (5% and 10%) on our common stock over the term of the stock options, net of exercise price. These numbers are calculated based on rules promulgated by the SEC and do not reflect our estimate of future stock price growth. Actual gains, if any, on stock option exercises and common stock holdings are dependent on the timing of the exercise and the future performance of our common stock.

*Aggregated Option Exercises and Fiscal Year-End Option Value Table.* The following table sets forth certain information regarding stock options exercised during the fiscal year ended December 31, 2001 and held as of December 31, 2001 by the executive officers named in the Summary Compensation Table.

### Aggregated Option Exercises In Last Fiscal Year And Fiscal Year-End Option Values

| Name | Shares Acquired on Exercise(#) | Value Realized ($)(1) | Number of Securities Underlying Unexercised Options at Fiscal Year-End(#) Exercisable/Unexercisable | Value of Unexercised In-The-Money Options at Fiscal Year-End($)(2) Exercisable/Unexercisable |
|---|---|---|---|---|
| Nassib G. Chamoun ....... | — | — | 163,155/82,500 | $ 775,881/$79,750 |
| J. Breckenridge Eagle ...... | 15,000 | $ 78,945 | 87,938/49,062 | $ 348,715/$27,185 |
| J. Neal Armstrong......... | — | — | 121,355/49,062 | $ 700,152/$27,185 |
| Scott D. Kelley, M.D....... | — | — | 37,499/82,501 | $ 12,574/$30,536 |
| Helgert van Raamt ........ | — | — | 101,146/56,354 | $447,081/$132,919 |

(1) Represents the difference between the exercise price and the fair market value of our common stock on the date of exercise.

(2) Value is based on the closing sale price of our common stock on December 31, 2001, the last trading day of the fiscal year ended December 31, 2001 ($10.00), less the applicable option exercise price.

**Report of the Compensation Committee**

Our executive compensation program is administered by the Compensation Committee which is composed of three non-employee directors.

Our executive compensation program is designed to retain and reward executives who are capable of helping us achieve our business objectives in this competitive and rapidly changing industry in order to maximize stockholder returns. The Compensation Committee establishes compensation policies for Mr. Chamoun, the president and chief executive officer, Mr. Eagle, the chairman of the board of directors, and Mr. Armstrong, a vice president and chief financial officer. In addition, Mr. Chamoun recommends compensation packages for the remaining executive officers which the Compensation Committee reviews and approves or rejects. All decisions by the Compensation Committee relating to the compensation of our executive officers are reviewed by our full board of directors.

This report is submitted by the Compensation Committee and addresses our compensation policies for the fiscal year ended December 31, 2001 as they affected Mr. Chamoun and our other executive officers.

*Compensation Philosophy*

The objectives of the executive compensation program are to align the interests of management with the interests of stockholders through a compensation system that focuses on business objectives and individual performance. Our executive compensation philosophy is based on the following principles:

- Competitive and Fair Compensation

    We are committed to providing an executive compensation program that helps attract and retain highly qualified executives. To ensure that compensation is competitive, we regularly compare our compensation practices with those of other companies in the industry and set our compensation guidelines based on this review. We also seek to achieve a balance of the compensation paid to a particular individual and the compensation paid to our other executives and employees.

- Sustained Performance

    Executive officers are rewarded based upon corporate, business group and individual performance. Corporate performance and business group performance are evaluated by reviewing the extent to which strategic and business plan goals are met, including such factors as achievement of operating budgets, establishment of strategic development alliances with third parties, timely development and introduction of new processes and products and performance relative to competitors. Individual performance is evaluated by reviewing attainment of specified individual objectives and the degree to which teamwork and Aspect's values are fostered.

In evaluating each executive officer's performance, we generally conform to the following process:

- Business and individual goals and objectives are set for each performance cycle.

- At the end of the performance cycle, the accomplishment of the executive's goals and objectives and his contributions to Aspect are evaluated.

- The executive's performance is then compared with peers within Aspect and the results are communicated to the executive.

- The comparative results, combined with comparative compensation practices of other companies in the industry, are then used to determine salary and stock compensation levels.

Annual compensation for our executives generally consists of three elements: salary, bonus and stock options. Bonuses totaling $753,346 were paid to our executive officers for the fiscal year ended December 31, 2001.

Salary for our executives is generally set by reviewing compensation for comparable positions in the market and the historical compensation levels of our executives. Increases in annual salaries are based on actual corporate and individual performance vis-à-vis targeted performance criteria and various subjective performance criteria. Targeted performance criteria vary for each executive based on his business group or area of responsibility, and may include achievement of the operating budget for Aspect as a whole or of a business group of Aspect, continued innovation in development and commercialization of our technology, timely development and introduction of new products or processes, development and implementation of successful marketing and commercialization strategies, implementation of financing strategies and establishment of strategic development alliances with third parties. Subjective performance criteria include an executive's ability to motivate others, develop the skills necessary to grow as we mature, recognize and pursue new business opportunities and initiate programs to enhance our growth and success. Base salaries for our executive officers increased approximately 12% for the fiscal year ended December 31, 2001 as compared to the fiscal year ended December 31, 2000.

Compensation for executive officers also includes the long-term incentives afforded by stock options. The stock option program is designed to promote the identity of long-term interests between our employees and our stockholders and assist in the retention of executives. The size of option grants is generally intended to reflect the executive's position with us and his contributions to us, including his success in achieving the individual performance criteria described above. We generally grant options with monthly vesting schedules over a four-year period (provided, however, that the options may not be exercised during the first six months of the vesting schedule) to encourage key employees to continue in the employ of Aspect. During the fiscal year ended December 31, 2001, we granted stock options to purchase an aggregate of 135,000 shares of our common stock to executive officers at an exercise price of $11.6875 per share and 295,000 shares of our common stock to executive officers at an exercise price of $12.50 per share. All stock options granted to executive officers during the fiscal year ended December 31, 2001 were granted at fair market value on the date of grant.

Executive officers are also eligible to participate in our employee stock purchase plan. The purchase plan is available to virtually all of our employees and generally permits participants to purchase shares of our common stock at a discount of 15% from the fair market value at the beginning or end of the applicable purchase period.

*Compliance with Internal Revenue Code Section 162(m)*

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for compensation over $1 million paid to a corporation's chief executive officer and four other most highly compensated executive officers. Qualifying performance-based compensation will not be subject to the deduction limit if certain requirements are met. We intend to structure the performance-based portion of the compensation of our executive officers, which currently consists solely of stock option grants, in a manner that complies with Section 162(m) of the Internal Revenue Code so as to mitigate any disallowance of deductions. There can be no assurance that compensation attributable to stock options granted under our stock incentive plans will be exempt from Section 162(m) as qualifying performance-based compensation.

*Mr. Chamoun's 2001 Compensation*

Mr. Chamoun is eligible to participate in the same executive compensation plans available to the other executive officers. The Compensation Committee believes that Mr. Chamoun's annual compensation, including the portion of his compensation based upon our stock option program, has been set at a level competitive with other companies in the industry.

Mr. Chamoun's salary for the fiscal year ended December 31, 2001 increased from $210,000 to $250,000. Mr. Chamoun received a bonus of $150,000 in 2002 for his performance during the fiscal year ended December 31, 2001. In determining Mr. Chamoun's bonus compensation, the Compensation Committee considered the initial shipments of BIS modules to several leading patient monitoring and anesthesia equipment companies, approval by the United Stated Food and Drug Administration of several new products, approval of our A-2000 BIS monitor by the Japanese Ministry of Health and Welfare and Aspect's performance compared to Aspect's corporate objectives for the fiscal year ended December 31, 2001.


**Compensation Committee**

Stephen E. Coit
Edwin M. Kania, Jr.
Donald R. Stanski, M.D.


**Compensation Committee Interlocks and Insider Participation**

The members of the Compensation Committee during the fiscal year ended December 31, 2001 were Messrs. Bollen and Coit and Dr. Stanski. Mr. Bollen was replaced as a member of the Compensation Committee by Mr. Kania when Mr. Bollen became an employee of Aspect on January 24, 2002. With the exception of Mr. Bollen, who served as President-International of Aspect from June 1998 to October 1998, no member of the Compensation Committee was at any time during the fiscal year ended December 31, 2001, or formerly, an officer or employee of Aspect or any subsidiary of Aspect. With the exception of the consulting arrangement with Mr. Coit described under "Certain Relationships and Related Transactions," no member of the Compensation Committee had any relationship with us during the fiscal year ended December 31, 2001 requiring disclosure under Item 404 of Regulation S-K under the Securities Exchange Act of 1934.

None of our executive officers has served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director of or member of the Compensation Committee.

**Report of the Audit Committee**

The Audit Committee of our board of directors is composed of three members and acts under a written charter which was adopted and approved by our board of directors on July 20, 1999. The members of the Audit Committee are independent directors, as defined by its charter and the listing standards of the National Association of Securities Dealers. The Audit Committee met four times during the fiscal year ended December 31, 2001.

The Audit Committee reviewed our audited financial statements for the fiscal year ended December 31, 2001 and discussed these financial statements with management. Management is responsible for our internal controls and the financial reporting process. Our independent auditors are responsible for performing an independent audit of our financial statements in accordance with generally accepted auditing standards and to issue a report on those financial statements. The Audit Committee is responsible for monitoring and overseeing these processes. The Audit Committee reviews and evaluates, and discusses the following issues with management, internal accounting and financial personnel and the independent auditors:

- the plan for, and the independent auditors' report on, each audit of our financial statements,

- our financial disclosure documents, including all financial statements and reports filed with the SEC or sent to our stockholders,

- changes in our accounting practices, principles, controls or methodologies,

- significant developments or changes in accounting rules applicable to us, and

- the adequacy of our internal controls and accounting, financial and auditing personnel.

The Audit Committee has reviewed and discussed the audited financial statements and the matters required by Statement on Auditing Standards 61 (Communication with Audit Committees, as modified or supplemented) with Arthur Andersen LLP, our independent auditors. SAS 61 requires our independent auditors to discuss with the Audit Committee, among other things, the following:

- methods to account for significant unusual transactions,

- the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus,

- the process used by management in formulating particularly sensitive accounting estimates and the basis for the auditors' conclusions regarding the reasonableness of those estimates, and

- disagreements with management over the application of accounting principles, the basis for management's accounting estimates and the disclosures in the financial statements.

Our independent auditors have provided the Audit Committee with the written disclosures and the letter required by Independence Standards Board Standard No.1 (Independence Discussions with Audit Committees, as may be modified or supplemented). Independence Standards Board Standard No. 1 requires auditors annually to disclose in writing all relationships that in the auditor's professional opinion may reasonably be thought to bear on their independence, confirm their perceived independence and engage in a discussion of independence. In addition, the Audit Committee reviewed and discussed with the independent auditors their independence from us, and considered whether the independent auditors' provision of other, non-audit related services which are referred to below under the heading "Independent Auditors Fees and Other Matters," is compatible with maintaining the auditors' independence.

Based on its discussions with management and the independent auditors, and its review of the representations and information provided by management and the independent auditors, the Audit Committee recommended to our board of directors that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2001.


**Audit Committee**

Stephen E. Coit
Edwin M. Kania, Jr.
Lester John Lloyd


## Independent Auditors Fees and Other Matters

*Audit Fees*

Arthur Andersen LLP billed us an aggregate of $190,000 in fees for professional services rendered in connection with the audit of our financial statements for the fiscal year ended December 31, 2001 and the reviews of the financial statements included in each of our Quarterly Reports on Form 10-Q during the fiscal year ended December 31, 2001.

*Financial Information Systems Design and Implementation Fees*

Arthur Andersen LLP did not bill us for any professional services rendered to us and our affiliates for the fiscal year ended December 31, 2001 in connection with financial information systems design or implementation, the operation of our information system or the management of our local area network.

*All Other Fees*

Arthur Andersen LLP billed us an aggregate of $106,000 in fees, consisting of audit-related fees of $27,000 and other fees of $79,000, for other services rendered to us and our affiliates for the fiscal year ended December 31, 2001. Audit-related fees include Arthur Andersen LLP's services in connection with benefit plan audit and consultation on accounting matters. Other fees primarily related to tax services.

*Arthur Andersen LLP*

The board of directors is appreciative of the several years of service rendered by Arthur Andersen LLP as Aspect's independent auditors. However, in light of the uncertainties created by recent events, we are evaluating the selection of our independent auditors for the fiscal year ending December 31, 2002 based on what is in the best interests of our stockholders. A representative of Arthur Andersen LLP is expected to be present at the annual meeting and will have the opportunity to make a statement and answer appropriate questions from stockholders if he or she so desires.

**Comparative Stock Performance Graph**

The comparative stock performance graph below compares the cumulative total stockholder return (assuming reinvestment of dividends, if any) from investing $100 on January 28, 2000, the date on which our common stock was first publicly traded, and plotted at the end of the last trading day of the fiscal year ended December 31, 2000 and 2001, in each of (i) our common stock, (ii) the Nasdaq National Market Index of U.S. Companies and (iii) the Nasdaq Medical Devices, Instruments and Supplies, Manufacturers Index ("Nasdaq Medical Devices Index").

**COMPARISON OF CUMULATIVE TOTAL RETURN
AMONG ASPECT MEDICAL SYSTEMS, INC.,
NASDAQ NATIONAL MARKET INDEX OF U.S. COMPANIES
AND NASDAQ MEDICAL DEVICES**



| Measurement Period (Fiscal Year Covered) | Aspect Medical Systems, Inc. | Nasdaq National Market Index | Nasdaq Medical Devices Index |
|---|---|---|---|
| 01/28/00 ........................................... | $100.00 | $100.00 | $100.00 |
| 12/29/00 ........................................... | $ 30.53 | $ 63.25 | $102.11 |
| 12/31/01 ........................................... | $ 35.40 | $ 50.19 | $112.13 |

**OTHER MATTERS**

Our board of directors does not know of any other matters which may come before the meeting. However, if any other matters are properly presented to the meeting, it is the intention of the persons named in the accompanying proxy card to vote, or otherwise act, in accordance with their judgment on those matters.

## SOLICITATION OF PROXIES

The cost of solicitation of proxies will be borne by Aspect. In addition to the solicitation of proxies by mail, officers and employees of Aspect may solicit proxies in person or by telephone. We may reimburse brokers or persons holding stock in their names, or in the names of their nominees, for their expenses in sending proxies and proxy material to beneficial owners.

## REVOCATION OF PROXY

Subject to the terms and conditions set forth in this proxy statement, all proxies received by us will be effective, notwithstanding any transfer of the shares to which those proxies relate, unless at or prior to the meeting, we receive a written notice of revocation signed by the person who, as of the record date, was the registered holder of those shares. The notice of revocation must indicate the certificate number and numbers of shares to which the revocation relates and the aggregate number of shares represented by the certificate(s).

## STOCKHOLDER PROPOSALS

In order to be included in proxy material for the 2003 Annual Meeting of Stockholders, stockholders' proposed resolutions must be received by us at our principal executive offices, 141 Needham Street, Newton, Massachusetts 02464 no later than December 21, 2002. We suggest that proponents submit their proposals by certified mail, return receipt requested, addressed to our Secretary.

If a stockholder wishes to present a proposal before the 2003 Annual Meeting of Stockholders, but does not wish to have the proposal considered for inclusion in the proxy statement and proxy card, the stockholder must also give written notice to our Secretary at the address noted above. The required notice must be given within a prescribed time frame, which is generally calculated by reference to the date of the most recent annual meeting. Assuming that our 2003 Annual Meeting of Stockholders is held on or after May 1, 2003 and on or before July 30, 2003 (as we currently anticipate), our Bylaws would require notice to be provided to our Secretary at our principal executive offices no earlier than February 20, 2003 and no later than March 12, 2003. If a stockholder fails to provide timely notice of a proposal to be presented at the 2003 Annual Meeting of Stockholders, the proxies designated by our board of directors will have discretionary authority to vote on that proposal.

By Order of the Board of Directors,

J. NEAL ARMSTRONG
*Secretary*

Newton, Massachusetts
April 19, 2002

**OUR BOARD OF DIRECTORS HOPES THAT STOCKHOLDERS WILL ATTEND THE ANNUAL MEETING. WHETHER OR NOT YOU PLAN TO ATTEND, YOU ARE URGED TO COMPLETE, DATE, SIGN, AND RETURN THE ENCLOSED PROXY CARD IN THE ACCOMPANYING ENVELOPE. A PROMPT RESPONSE WILL GREATLY FACILITATE ARRANGEMENTS FOR THE MEETING AND YOUR COOPERATION WILL BE APPRECIATED. STOCKHOLDERS WHO ATTEND THE MEETING MAY VOTE THEIR STOCK PERSONALLY EVEN THOUGH THEY HAVE SENT IN THEIR PROXY CARDS.**

**PROXY**

**ASPECT MEDICAL SYSTEMS, INC.**

**141 Needham Street**
**Newton, Massachusetts 02464**
**THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS**
**FOR THE ANNUAL MEETING OF STOCKHOLDERS**
**TO BE HELD ON MAY 21, 2002**

The undersigned, revoking all prior proxies, hereby appoints Nassib G. Chamoun and J. Neal Armstrong, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and vote, as designated on the reverse side, all shares of Common Stock of Aspect Medical Systems, Inc. (the "Company") held of record by the undersigned on April 8, 2002 at the Annual Meeting of Stockholders to be held on Tuesday, May 21, 2002 at 9:00 a.m. and any adjournments thereof. The undersigned hereby directs the said Nassib G. Chamoun and J. Neal Armstrong to vote in accordance with their best judgment on any matters which may properly come before the Annual Meeting, all as indicated in the Notice of Annual Meeting, receipt of which is hereby acknowledged, and to act on the matters set forth in such Notice as specified by the undersigned.

**THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AND DIRECTED. IF NO DIRECTION IS GIVEN WITH RESPECT TO A PARTICULAR PROPOSAL, THIS PROXY WILL BE VOTED FOR SUCH PROPOSAL. ATTENDANCE OF THE UNDERSIGNED AT THE ANNUAL MEETING OR AT ANY ADJOURNMENT THEREOF WILL NOT BE DEEMED TO REVOKE THE PROXY UNLESS THE UNDERSIGNED REVOKES THIS PROXY IN WRITING.**

PLEASE MARK, DATE, SIGN, AND RETURN THIS PROXY CARD PROMPTLY, USING THE ENCLOSED ENVELOPE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

| SEE REVERSE SIDE | CONTINUED AND TO BE SIGNED ON REVERSE SIDE | SEE REVERSE SIDE |
|---|---|---|

Dear Stockholder:

Please take note of the important information enclosed with this proxy card. There are matters related to the operation of the Company that require your prompt attention.

Your vote counts, and you are strongly encouraged to exercise your right to vote your shares.

Please mark the boxes on the proxy card to indicate how your shares will be voted. Then sign and date the card, detach it and return your proxy in the enclosed postage paid envelope.

Thank you in advance for your prompt consideration of these matters.

Sincerely,

Aspect Medical Systems, Inc.

Please mark
[X] votes as in
this example.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2.**

1. To elect the following three (3) nominees as Class II Directors of the Company.

   **Nominees:**   (01) Boudewijn L.P.M. Bollen
   (02) J. Breckenridge Eagle
   (03) Edwin M. Kania

   FOR                      WITHHELD
   ALL         ☐      ☐     FROM ALL
   NOMINEES                  NOMINEES

   ☐ _____

   **(INSTRUCTION: To withhold authority to vote for any individual nominee, write that nominee's name in the space provided above.)**

2. To transact such other business as may properly come before the meeting or any adjournment thereof.

   For      ☐      Against      ☐      Abstain      ☐

   MARK HERE FOR ADDRESS CHANGE AND NOTE AT LEFT      ☐

   Please sign exactly as name appears hereon. Joint tenants should each sign. Executors, administrators, trustees, guardians or other fiduciaries should give full title as such. If the person named on the stock certificate has died, please submit evidence of your authority. If signing for a corporation, please sign in full corporate name by a duly authorized officer. If a partnership, please sign in partnership name by authorized person, giving full title.

Signature: _____ Date: _____ Signature: _____ Date: _____